SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   RYANAIR FULL YEAR GUIDANCE UNCHANGED AT AGM

                    1 MILLION FREE SEATS RELEASED IN OCTOBER

Ryanair, Europe's favourite international airline held its AGM in Dublin this morning (20th September) and updated shareholders on current trading and recent developments.

Commenting at the AGM, Ryanair's CEO, Michael O'Leary said:

"Current trading continues to perform as expected, and advance bookings for the Autumn are in line with our targets. We continue to believe that Winter yields will be down by between -5% to -10%. Accordingly our full year guidance is unchanged. We expect passenger volumes to grow by 18% to 50m passengers and deliver profit growth of +10%, due to the softness in Winter yields, rising fuel costs, and the doubling of passenger charges at London Stansted, Ryanair's largest base.

"We have received a second unlawful refusal from the Directors of Aer Lingus to hold an EGM on Aer Lingus's decision to close its profitable Shannon-Heathrow route. Ryanair regrets that Aer Lingus is refusing to allow shareholders an opportunity to discuss the closure of a profitable route at a time when Aer Lingus's interim profits have collapsed by 58% to just EUR6m and its share price has fallen to EUR2.40, well below Ryanair's offer of EUR2.80 last year. Since the Directors of Aer Lingus are willing to repeatedly breach their statutory obligations towards their largest shareholder, there clearly isn't any influence that Ryanair can bring to bear on this profitable route closure. Accordingly, we are considering what legal remedies are available to us.

"Ryanair will further expand its Shannon base due to current strong forward bookings. Ryanair's services will almost double on Shannon - London from 4 to 7 flights daily with services from Shannon to Gatwick, Luton and Stansted, where Shannon passengers can connect to more destinations than they presently can from Heathrow. Ryanair intends to double its Shannon-Paris services to a twice daily flight next Summer, and Ryanair is now in negotiations with Amsterdam Schiphol Airport to see if a viable cost base can be agreed to allow a low fare Shannon-Amsterdam route to be launched. This Winter Ryanair will operate more than 40 daily flights to/from Shannon, connecting Shannon to 30 European destinations. If Aer Lingus is determined to abandon Shannon and the West of Ireland then Ryanair will add more flights and more low fares.

"To demonstrate our ongoing commitment to low fares and our unique lowest fare guarantee, Ryanair has today released 1 million free seats (passengers only pay taxes, fees and charges) for travel in the month of October. These fares are only available until Monday the 24th of September so passengers are strongly urged to book early on www. ryanair.com to avail of these flights".


For further information Howard Millar Pauline McAlester

please contact: Ryanair Holdings Plc Murray Consultants

Tel: 353 1 812 1212 Tel: 353 1 498 0300

www.ryanair.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director